Exhibit 99.(a)(3)

July 3, 2003

To Our Stockholders:

On June 20, 2003, the Board of Directors of Ribapharm Inc. approved a Stockholder Rights Plan (“Rights Plan”) in response to the pending tender offer by ICN Pharmaceuticals, Inc. The Rights Plan is intended to help preserve for Ribapharm’s public stockholders the true long-term value of the company in the face of this unsolicited offer and any other offer that the Ribapharm Board determines to be inadequate. As part of the Rights Plan, the Ribapharm Board declared a dividend, to all Ribapharm stockholders of record at the close of business on July 3, 2003, of one preferred stock purchase right for each outstanding share of Ribapharm common stock.

We are attaching a summary description of the principal features of the Rights Plan, and we urge you to read this summary carefully. No action by our stockholders is required or permitted at this time, and you do not need to send any money to Ribapharm.

Thank you for your continued support.

Sincerely,

Daniel J. Paracka

Chairman of the Board of Directors